FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited                                        147,412

Mellon Bank                                                                      13,418

Chase Nominees Limited                                                 1,828,588

State Street Bank & Trust Company                              271,400

State Street Bank & Trust                                                86,300

State Street Nominees Ltd                                                9,600

Lloyds Bank Nominees Limited                                       38,600

Brown Brothers Harriman                                                 13,000

JP Morgan Chase                                                               28,300

Northern Trust                                                                    6,800

MSCO                                                                                  1,252

Morgan Stanley & Co                                                       7,100

National Cities                                                                    7,000

Chase Nominees                                                                6,776,745

Chase Manhattan Bank London                                     169,500

Chase Nominees Ltd                                                         41,100

Citibank                                                                               136,700

Deutsche Bank                                                                   50,400

HSBC                                                                                    98,814

Bank of New York London                                               121,800

Chase Nominees Ltd                                                         716,320

Northern Trust                                                                   152,600

Credit Suisse FST BOS Zurich                                         10,800

Citibank                                                                                15,600

Chase Nominees                                                                 1,236,000

Nortrust Nominees Ltd                                                      658,326

HSBC Client Holdings Nominee (UK) Limited               11,814,170

Chase Manhattan Bank London                                       628,537

Northern Trust                                                                     1,175,282

JP Morgan                                                                            362,811

Bank of New York London                                                1,139,400

Morgan Stanley                                                                   260,600

Deutsche Bank                                                                    189,644

Mellon Nominees Ltd                                                         36,900

State Street Nominees Ltd                                                 183,900

Bank of New York Brussels                                               407,641

State Street Bank & Trust                                                  541,072

HSBC                                                                                     32,300

National Australia Bank                                                     12,000

PICG                                                                                       6,200

Chase Manhattan Bank AG Frankfurt                              30,100

Citibank                                                                                 18,800

HSBC Client Holdings Nominee (UK) Limited                200

5. Number of shares / amount of stock acquired

2,090,690 (since last notification)

6. Percentage of issued class

0.75%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

14 May 2003

11. Date company informed

15 May 2003

12. Total holding following this notification

29,483,032

13. Total percentage holding of issued class following this notification

10.62%

14. Any additional information

-

15. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

15 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 15 May, 2003